Filed by Southern Financial Bancorp, Inc.
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933, as amended, and deemed filed
                                       pursuant   to  Rule   14a-12   under  the
                                       Securities   Exchange  Act  of  1934,  as
                                       amended

                                       Subject   Company:   Southern   Financial
                                       Bancorp, Inc.
                                       Commission File  No.: 000-22836

[LOGO OF
SOUTHERN
FINANCIAL
BANCORP, INC.]  Southern Financial Bancorp, Inc.
                37 E. Main Street
                Warrenton, VA 20186


SOUTHERN FINANCIAL BANK AND FIRST SAVINGS BANK OF VIRGINIA AGREE TO MERGE

FOR IMMEDIATE RELEASE
Friday, March 31, 2000

Contact: Contact:  Patricia Ferrick (540) 349-3900
Southern Financial Bancorp. Inc. NASDAQ Symbol "SFFB"
Website: www.southernfinancialbank.com
Phone (540) 349-3900                Fax  (540) 349-3904

WARRENTON, Va. -- Georgia Derrico, Chairman and Chief Executive Officer of Southern Financial Bancorp, Inc. (Nasdaq: SFFB), and Barbara J. Fried, Chairman of the Board of First Savings Bank of Virginia, today announced the signing of a definitive agreement providing for the merger of First Savings Bank into Southern Financial Bank, a wholly owned subsidiary of Southern Financial.

Under the terms of the merger agreement,  Southern Financial has agreed to issue
0.44 shares of its common stock in exchange for each share of First Savings Bank's common stock.

Following the closing of the merger, Ms. Fried will join Southern Financial's Board. Georgia Derrico, Chairman and CEO of Southern Financial commented: "I have known and admired Barbara Fried for over ten years. I am delighted that Barbara will be joining our Board and that First Savings Bank will be part the Southern Financial family. I believe that there is a an excellent fit both geographically and in business strategy between the two banks."

Subject to certain conditions including receipt of regulatory approval and approval of the shareholders of Southern Financial and First Savings Bank, the closing of the merger is anticipated to occur in the third quarter of 2000. The parties expect that the merger will be accounted for under the pooling method.

Southern Financial is the holding company for Southern Financial Bank, a commercial bank with 17 branch offices in Fairfax, Fauquier, Frederick, Loudoun and Prince William Counties and the cities of Fredericksburg and Winchester, Virginia, including its main office in Warrenton. First Savings Bank's main office is in Springfield, Virginia. In addition, it has a branch office in Fredericksburg. As of December 31, 1999 First Savings Bank had total assets of $69.0 million, deposits of $55.1 million and stockholders equity of $4.7 million. At year end, net loans receivable were $47.7 million. The merger will result in an institution with combined assets of approximately $475 million and a network of 19 full-service banking locations throughout northern Virginia.


[MAP SHOWING SOUTHERN FINANCIAL BANK AND FIRST SAVINGS BANK OF VIRGINIA BRANCH LOCATIONS IN THE FOLLOWING VIRGINIA COUNTIES: FREDERICK COUNTY, CLARKE COUNTY, FAUQUIER COUNTY, LOUDOUN COUNTY, PRINCE WILLIAM COUNTY, FAIRFAX COUNTY, STAFFORD COUNTY AND SPOTSYLVANIA COUNTY]


Southern Financial cautions readers that certain statements in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although Southern Financial believes that its expectations with respect to these forward-looking statements are based upon reasonable assumptions within the bounds of its business operations, there can be no assurance that the actual results, performance or achievements of Southern Financial will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. For more details on factors that could affect expectations, see the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission.

This news release may be deemed to be offering materials of Southern Financial in connection with its proposed acquisition of First Savings Bank upon the terms and subject to the conditions set forth in the Agreement and Plan of Reorganization, dated as of March 31, 2000, by and between Southern Financial and First Savings Bank (the "Agreement"). This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission.

Shareholders of First Savings Bank and other investors are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Southern Financial with the SEC in connection with the proposed acquisition because it will contain important information about Southern Financial, First Savings Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (www.sec.gov) and from Southern Financial and First Savings Bank as follows:

Southern Financial:                              First Savings Bank:

Shareholder Relations                            Jeffrey C. Constantz, President
Southern Financial Bancorp, Inc.                 First Savings Bank of Virginia
37 E. Main Street                                6551 Loisdale Court, Suite 900
Warrenton, Virginia  20186                       Springfield, Virginia
(540) 349-3900                                   (703) 922-7100

In addition to the proposed registration statement and proxy statement/prospectus, Southern Financial files annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Southern
Financial at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Southern Financial's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at www.sec.gov.